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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2005
Commission File Number: 000-50486

TOURNIGAN GOLD CORPORATION
(Translation of registrant's name into English)

700 West Pender Street, #301, Vancouver, British Columbia, Canada, V6C 1G8
(Address of principal executive offices)

1. News releases: 7/14/05, 8/17/05
2. Material change report, with news release, 8/23/05
3. Interim Financial Statements for the nine month period ended May 31, 2005
4. Form 52-109FT2: CEO Certification of Interim Filings During Transition Period
5. Form 52-109FT2: CFO Certification of Interim Filings During Transition Period
6. Third Quarter Financial Statements: Management's Discussion and Analysis

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F <u>XXX</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___ No <u>XXX</u>
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



PRESS RELEASE

July 14, 2005

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan's Roadmap for the Jahodna Uranium Project

Tournigan Gold Corporation is pleased to announce an initial plan to advance its Jahodna Uranium Project in Slovakia.

To enhance the value of its Slovakian uranium assets, Tournigan is embarking on a program of data verification and resource re-estimation beginning at Jahodna, which is the most advanced of Tournigan's uranium projects. This program sets out current and future milestones to be achieved to move Jahodna to a production decision.

Jahodna Roadmap

Stage 1. Data Compilation

Data compilation is well underway for the Jahodna high grade deposit, with drillcore and radiometric logs being digitized. Tournigan will also conduct confirmatory drilling at Jahodna shortly as part of a re-sampling verification program.

Stage 2. Updated Resource Estimates

Data analysis and metallurgical verification work will begin immediately after Stage 1 at Jahodna. An updated resource estimate to National Instrument 43-101 standards will be produced, which will allow the Company to report on the potential economics of the Jahodna project. Tournigan notes industry analysts grant higher valuations for uranium deposits with resource estimates that are compliant with NI 43-101. Target completion for the Jahodna updated resource estimate is October, 2005.

Stage 3. Exploration Assessments

Once data compilation is complete, Tournigan will be able to prioritize exploration targets around Jahodna. As the Jahodna deposit was only discovered in 1985, a great amount of regional geological data exists that will be given further analysis.

Stage 4. Preliminary Assessments/Scoping Studies

Upon the completion of an updated resource estimate, Tournigan will have an independent economic assessment completed on Jahodna, which will provide information such as Internal Rates of Return (IRR), Net Present Value (NPV) and capital/operating costs. These initial studies will provide production scenarios and potential profitability estimates to Tournigan.

Other Uranium Projects
The databases for the Svabovce and Spissky Stiavnik deposits in Slovakia will be assembled after Jahodna, with their production history adding to the complexity of data compilation. Finally, the large database at Novoveska Huta, with its former production history and substantial physical inventory of drill core and samples, will take the longest time to compile, with a target completion of December, 2005.

Suite 301, 700 West Pender Street Vancouver BC Canada
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

In Wyoming, Tournigan is continuing its evaluation of acquired uranium claims in the short term, as the Company further investigates various databases for historical exploration information. Tournigan management expects that the next three months of its exploration program in Wyoming will be almost exclusively dedicated to data collection and claim staking.

Uranium Background

Tournigan holds licences covering four uranium deposits in eastern Slovakia which host historical resource estimates as announced June 7, 2005. Two of these deposits have undergone past uranium production, with two mined out deposits also located on Tournigan licence areas. It has also entered into an agreement to acquire six uranium properties in Wyoming, which host drill-defined mineralization, some of which may be considered as "historical resource estimates", as announced June 16, 2005. The Slovak and Wyoming projects feature established uranium assets in easily-accessed areas supportive of uranium mining, and where Tournigan has local knowledge, giving it a competitive advantage.

Tournigan's Historical Uranium Resources in Slovakia					
	Tonnes	Uranium* U_3O_8 %	Molybdenum %	Uranium lbs U_3O_8	Molybdenum lbs Metal
Jahodna (High Grade)	1,150,000	0.537%	0.380%	14,010,000	9,630,000
Jahodna (Low Grade)	1,080,000	0.219%	0.380%	5,360,000	9,050,000
				19,370,000	18,680,000
Svabovce	1,489,000	0.222%		7,520,000	-
Spissky Stiavnik	294,000	0.199%		1,330,000	-
				8,850,000	-
Novoveska Huta	12,000,000	0.075%		**20,400,000**	-
TOTAL				**48,620,000**	**18,680,000**

Not National Instrument 43-101 compliant resources - investors are cautioned not to rely upon these estimates
*Tournigan has converted uranium metal grades to uranium oxide grades (U_3O_8) using a factor of 1.17

Tournigan has reviewed the above estimates and views them relevant. The historic exploitation of Slovak uranium deposits in general and metallurgical test records acquired with Tournigan's deposits in particular suggests the reliability of the historical resource estimates. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not categorized by the Canadian Institute of Mining, Metallurgical and Petroleum in their Standards on Mineral Resources and Reserves Definitions. The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions Indicated and Inferred Resources, respectively.

Tournigan Gold is focused on developing advanced gold projects in Europe - Curraghinalt in Northern Ireland and Kremnica in Slovakia. The acquisition of significant uranium projects in Slovakia and Wyoming, as well as the Brehov VMS project, adds a dynamic component to Tournigan's asset mix.

TOURNIGAN GOLD CORPORATION

"Damien Reynolds"   *"James Walchuck"*
Damien Reynolds, CEO   James Walchuck, President and COO

The Qualified Person for these projects, Dr. Kent Ausburn, has reviewed all technical disclosure in this release.

For further information please contact Damien Reynolds, CEO or Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com



Update on Tournigan's Gold and Uranium Projects

Tournigan Gold Corporation is pleased to provide status reports on its extensive portfolio of gold, uranium and VMS projects. Most advanced are the Kremnica Gold Project, the Jahodna Uranium Project and the Curraghinalt Gold Project. Highlights from Tournigan's current work programs include:

- In-fill drilling completed on Sturec gold deposit at Kremnica - assays pending
- Confirmatory drilling at Jahodna uranium deposit to begin shortly
- Permitting continues at Curraghinalt gold deposit to extend underground adits

Sturec In-fill Drilling - Gold
Tournigan has completed 24 reverse circulation drill holes for 2,700 metres within the Sturec gold deposit in the Slovak Republic. This program is designed to upgrade the existing resources to the Measured and Indicated categories, a necessary step to complete Pre-Feasibility and Feasibility Studies. While assays are pending, Tournigan is prioritizing drill targets at two zones near Sturec which could enhance the current robust economics. The first zone is the Transition Zone, at the south end of Sturec, where historical results indicate above-average gold grades. This zone falls within the open-pit, as currently designed, potentially reducing the estimated 1.89:1 stripping ratio at Sturec. The second zone targeted is Vratislav, a satellite deposit 500 metres north of Sturec, hosting a historical resource* of 595,000 tonnes grading 3.33 grams gold and 24.6 grams silver per tonne, totaling 63,700 ounces gold and 470,500 ounces silver. Previous Tournigan drilling returned an intercept of 22 metres grading 7.8 grams of gold per tonne approximately 50 metres below this resource.

A program of trenching and channel sampling within the boundaries of the proposed pit is to begin shortly, intended to provide increased sample density within the high-grade core of the deposit and assist in upgrading the Sturec resource into the Measured and Indicated category. The updated NI 43-101 resource estimate for Sturec is underway under the direction of Beacon Hill Consultants, the lead consultants for the Kremnica Pre-Feasibility Study. Beacon Hill will utilize the new RC drilling data, future trench data and the pre-existing drill and underground sampling data, with the resource estimate targeted for completion in November.

Jahodna confirmatory drilling - Uranium
Tournigan has begun permitting and drill mobilization at the Jahodna uranium deposit, also in the Slovak Republic. Jahodna hosts a historical resource* of 2.23 million tonnes at an average grade of 0.39% U_3O_8 and 0.38% molybdenum, totaling 19 million lbs U_3O_8 and 19 million lbs moly. Tournigan plans to "twin" select historical holes as part of the NI 43-101 resource re-estimate at Jahodna and expects to commence this data-verification drilling in the first week of September.

Curraghinalt underground permitting - Gold
Tournigan is continuing the permitting process necessary to expand the pre-existing underground adit at the Curraghinalt gold deposit in Northern Ireland. The formal permit application for this test-mining is expected to be lodged within 8 weeks. The underground expansion will allow for sampling that is designed to upgrade the resource category at Curraghinalt to Measured and Indicated, as required to complete Pre-Feasibility and Feasibility Studies. Please refer to Tournigan's June 29, 2005 press release our visit www.tournigan.com for more information.

Suite 301, 700 West Pender Street Vancouver BC Canada
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

* Note that both the Vratislav historical gold resource and the Jahodna historical uranium resource are not NI 43-101 compliant estimates and should not be relied on by investors.

Tournigan Gold is focused on developing advanced projects in Europe - Curraghinalt (gold) in Northern Ireland, Kremnica (gold) in Slovakia and Jahodna (uranium/moly) in Slovakia. Tournigan's asset mix also includes a portfolio of uranium properties in Wyoming, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

"Damien Reynolds"   *"James Walchuck"*
Damien Reynolds, CEO   James Walchuck, President and COO

The Qualified Person for these projects, Dr. Kent Ausburn, has reviewed all other technical disclosure in this release.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

For further information please contact Damien Reynolds, CEO or Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

Tournigan Gold Corporation (the "Company")
Suite 301 - 700 West Pender Street
Vancouver, BC CANADA V6C 1G8

Item 2.   **Date of Material Change**

August 23, 2005

Item 3.   **News Release**

The news release dated August 23, 2005 was forwarded to the TSX Venture Exchange and disseminated via Canada NewsWire and Market Wire.

Item 4.   **Summary of Material Change**

The Company announced a non-brokered private placement with Sprott Asset Management Inc. of 5.0 million Units at $0.40 per Unit to raise gross proceeds of $2.0 million. Each Unit consists of one common share and one-half of a share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of $0.55 per share for two years from closing.

Full Description of Material Change

For a full description of the material change, see Schedule "A".

Item 5.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 6.   **Omitted Information**

Not Applicable.

Item 7.   **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President
Telephone – 604-683-8320

Item 8.   **Date of Report**

Dated at Vancouver, B.C., this 23rd day of August, 2005.



Schedule "A"

PRESS RELEASE

August 23, 2005

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan Undertakes $2.0 million Interim Placement

Tournigan is pleased to announce a non-brokered private placement with Sprott Asset Management Inc. of 5.0 million Units at $0.40 per Unit to raise gross proceeds of $2.0 million. Each Unit consists of one common share and one-half of a share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of $0.55 per share for two years from closing. Tournigan may require the warrants to be exercised any time after the trading price of Tournigan's shares exceeds $1.00 per share for 30 consecutive trading days. Sprott Asset Management Inc. currently owns 5.0 million shares of Tournigan. Upon the close of the private placement, Sprott will become an insider of the Company. No finder's fee or commission is payable for this financing.

This financing is subject to the normal regulatory approval of the TSX Venture Exchange and the successful completion of due diligence by Sprott Asset Management Inc.

This interim placement will allow Tournigan to fully capitalize on its newly-acquired uranium assets, including the development of new resource estimates for the Jahodna and Spissky Teplice deposits in Slovakia. Confirmatory drilling on the Jahodna uranium project is expected to begin shortly, while data compilation continues at the Spissky Teplice and Novoveska Huta deposits. Tournigan will embark on a targeted acquisition program in Wyoming, USA following final regulatory approval of the Sweetwater uranium joint venture.

Tournigan's existing treasury of $1.8 million will continue to be applied towards the development of the Kremnica and Curraghinalt gold deposits. An updated resource estimate for Kremnica in Slovakia is targeted for completion in November, followed by the Pre-Feasibility Study due in March 2006. Tender proposals are being reviewed for the underground development planned for Curraghinalt gold deposit in Northern Ireland.

Tournigan Gold is focused on developing advanced projects in Europe - Curraghinalt (gold) in Northern Ireland, Kremnica (gold) in Slovakia and Jahodna (uranium/moly) in Slovakia. Tournigan's asset mix also includes a portfolio of uranium properties in Wyoming, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

"Damien Reynolds"
Damien Reynolds, CEO

"James Walchuck"
James Walchuck, President and COO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release does not constitute an offer to sell or a solicitation to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended ("the U.S. Securities Act") or any state securities law and may not be offered or sold in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

For further information please contact Damien Reynolds, CEO or Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com



TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

For The Nine Months Ended May 31, 2005

(unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company's independent auditors have not performed a review of the comparative balance sheet as at May 31, 2004 and the comparative statements of operations and cash flows for the three months and nine months then ended in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	May 31, 2005 (unaudited)	August 31, 2004 (audited)
ASSETS		
Current		
Cash and cash equivalents	$ 2,827,153	$ 3,790,091
Other receivables	109,539	64,634
Loan receivable	-	50,958
Marketable securities at cost	52,500	-
Prepaid expenses and deposits	221,412	70,453
Total Current Assets	3,210,604	3,976,136
Due from related parties (note 8)	44,979	29,063
Exploration properties (note 2)	8,780,380	6,074,141
Long term investment (note 3)	200,000	200,000
Property and equipment (note 4)	114,791	113,515
TOTAL ASSETS	$ 12,350,754	$ 10,392,855
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued expenses	$ 312,991	$ 581,928
Due to related parties (note 8)	125,500	139,128
Total Current Liabilities	438,491	721,056
Shareholders' equity		
Share capital (note 5)	44,349,900	40,533,481
Contributed surplus (note 6)	872,307	646,682
Accumulated deficit	(33,309,944)	(31,508,364)
Total Shareholders' Equity	11,912,263	9,671,799
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,350,754	$ 10,392,855

On behalf of the Board:

"Hein Poulus"   *"Damien Reynolds"*

Director   Director

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended May 31		Nine months ended May 31	
	2005	2004	**2005**	2004
OPERATING EXPENSES				
Consulting fees and salaries	**230,039**	179,885	**603,069**	425,911
Consulting fees - stock-based compensation	**8,700**	116,550	**252,900**	581,500
Travel	**70,679**	106,005	**255,802**	263,737
Legal and professional	**72,654**	48,033	**208,191**	151,384
Advertising and promotion	**23,704**	50,731	**120,766**	114,104
Office, postage, and couriers	**8,700**	19,415	**85,630**	29,503
Communications	**38,405**	15,264	**75,940**	55,713
Printing	**15,644**	4,252	**69,621**	21,517
Regulatory fees	**14,210**	17,397	**64,628**	49,354
Rent	**3,778**	10,596	**36,283**	37,684
Dues, fees and subscriptions	**11,506**	5,927	**26,003**	16,850
Amortization	**8,393**	4,380	**23,944**	8,692
Property investigation	**16,309**	-	**18,765**	-
Financing fee	**-**	-	**-**	62,500
Write-off of exploration properties	**-**	-	**-**	420
Loss from operations	**(522,721)**	(578,435)	**(1,841,542)**	(1,818,869)
OTHER INCOME (EXPENSES)				
Interest income	**18,521**	1,483	**52,900**	5,989
Foreign exchange gain (loss)	**20,122**	(4,039)	**(6,298)**	(28,212)
Interest and bank charges	**(1,419)**	(3,575)	**(6,640)**	(11,508)
	37,224	(6,131)	**39,962**	(33,731)
NET LOSS	**$ (485,497)**	$ (584,566)	**$ (1,801,580)**	$ (1,852,600)
Basic and diluted loss per share	**$ (0.01)**	$ (0.02)	**$ (0.03)**	$ (0.06)
Weighted average number of shares issued	**62,144,025**	36,705,641	**58,022,227**	29,364,437

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

| | Three months ended May 31 | | Nine months ended May 31 | |
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	$ (485,497)	$ (584,566)	$(1,801,580)	$(1,852,600)
Items not affecting cash:				
Amortization	8,393	4,380	23,944	8,692
Financing fee	-	91,625	-	154,125
Stock-based compensation	8,700	116,550	252,900	581,500
Changes in non-cash working capital Items:				
(Increase) decrease in other receivables	51,166	(56,837)	(44,905)	(53,661)
Increase (decrease) in prepaid expenses and deposits	14,978	(4,085)	(150,959)	(12,955)
Decrease in accounts payable and accrued expenses	(206,497)	(320,307)	(268,937)	(501,032)
Net cash used by operating activities	**(608,757)**	**(753,240)**	**(1,989,537)**	**(1,675,511)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment	(3,341)	(33,443)	(25,220)	(40,306)
Purchase of marketable securities	-	-	(52,500)	-
Mineral property expenditures	(574,409)	(2,287,750)	(2,691,449)	(3,375,860)
Net cash used by investing activities	**(577,750)**	**(2,321,193)**	**(2,769,169)**	**(3,416,166)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common stock	-	7,254,257	3,774,354	10,195,863
Decrease in loans payable	-	-	-	(592,000)
Advanced from (to) related parties	71,125	(28,358)	21,414	(28,358)
Net cash provided by financing activities	**71,125**	**7,225,899**	**3,795,768**	**9,575,505**
Increase (Decrease) in cash during the period	**(1,115,382)**	**4,151,466**	**(962,938)**	**4,483,828**
Cash and short term investments, beginning of period	**3,942,535**	**529,710**	**3,790,091**	**197,348**
Cash and short term investments, end of period	**$ 2,827,153**	**$ 4,681,176**	**$ 2,827,153**	**$ 4,681,176**

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)
From inception of Exploration Stage to May 31, 2005

	Common Stock		Contributed	Share	Total Accumulated	
	Shares	Amount	Surplus	Subscriptions	Deficit	Total
Balance, August 31, 2003	13,048,058	28,746,977	18,400	679,054	(29,189,345)	255,086
Common stock issued for cash – conversion of special warrants at $0.15 per share	4,410,000	629,054	-	(629,054)	-	
Common stock issued for finder's fee at $0.15 per share	114,000	17,100	-	-	-	
Common stock issued as financing fee at $0.25 per share	250,000	62,500	-		-	
Common stock issued for cash - private placement at $0.25 per share	10,295,000	2,573,750	-	-	-	
Common stock issued for cash - stock options exercised	825,000	239,800	(35,771)	(50,000)	-	
Common stock issued for cash - warrants exercised	5,974,873	1,910,540	-	-	-	
Common stock issued for cash - private placement at $0.45	10,276,112	4,624,248	-	-	-	
Common stock issued for agent's fee at $0.45 per share	203,610	-	-	-	-	
Common stock issued for mineral property at $0.29 per share	60,000	17,400	-	-	-	
Common stock issued for mineral property at $0.47 per share	5,000,000	2,350,000	-	-	-	
Share issue costs	-	(637,888)	-	-	-	
Stock-based compensation	-	-	664,053	-	-	
Net loss	-	-	-	-	(2,319,019)	
Balance, August 31, 2004	50,456,653	40,533,481	646,682	-	(31,508,364)	9,671,799
Common stock issued for cash – private placement at $0.40 per share	5,000,000	2,000,000	-	-	-	
Common stock issued for agent's fee at $0.40 per share	100,000	-	-	-	-	
Common stock issued for cash – stock options exercised	105,000	38,400	(9,150)	-	-	
Common stock issued for cash – warrants exercised	5,820,415	1,695,729	-	-	-	
Common stock issued for cash – agent's warrant exercised	625,000	187,500	(18,125)	-	-	
Shares issued for mineral properties	50,000	14,790				
Share issue costs	-	(120,000)	-	-	-	
Stock-based compensation	-	-	252,900	-	-	
Net loss	-	-	-	-	(1,801,580)	
Balance, May 31, 2005	62,157,068	$44,349,900	$872,307	$ -	$(33,309,944)	$11,912,263

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and on the Berlin-Bremen and Frankfurt Stock Exchanges in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation.

The Company has been in the exploration stage since September 1, 2002, when the Company emerged from a period of dormancy, and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of exploration properties. Should the Company locate a commercially viable reserve, the Company would expect to actively prepare the site for extraction. The Company's accumulated deficit prior to the exploration stage was $27,750,178.

The Company incurred a loss of $1,801,580 for the nine months ended May 31, 2005 (2004 - $1,852,600), and had a deficit of $33,309,944 at May 31, 2005 (August 31, 2004 - $31,508,364) which has been funded primarily by the issuance of equity. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its stockholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited consolidated financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual consolidated financial statements and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these unaudited consolidated financial statements.

2. EXPLORATION PROPERTIES

(a) Curraghinalt Gold Project, Northern Ireland - The Company holds a 100% interest in the Curraghinalt Gold Project. The project is located on two adjoining exploration licenses covering 346 square kilometres. In December 2004, the Company completed the acquisition from Strongbow Exploration Inc. ("Strongbow") of Ulster Minerals Limited ("Ulster"), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt project. On closing, 5,000,000 shares of the Company were issued to Strongbow. The shares are subject to a pooling agreement under which the shares will be released in 1,000,000 share tranches in each of five consecutive six-month periods until May 3, 2006. The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.

Under terms of a Letter Agreement with Strongbow, should the Board of Directors of the Company decide to initiate construction of a mine at Curraghinalt, an additional 5,000,000 common shares must be issued to Strongbow. A 2% net smelter royalty would also be required to be paid to Minco plc. In addition, the Company must pay Strongbow 20% of the tax savings from Ulster's tax loss carryforwards when utilized. The carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

2. EXPLORATION PROPERTIES (cont'd…)

(b) Kremnica Gold Project, Slovak Republic - The Company has a 100% interest in the Kremnica Gold Project located at the town of Kremnica, Slovak Republic. The project includes a mining license of 12 square kilometres and exploration licenses located on 123 square kilometres.

(c) Other Projects

(i) Brehov Precious Metals and VMS Project, Slovak Republic - The Brehov gold project consists of a 1.8-square-kilometre exploration license under joint venture and a surrounding 68-square-kilometre exploration license wholly-owned by the Company.

On March 30, 2005, the Company completed a Joint Venture agreement with GEO-TECHNIC-Consulting spol. s.r.o. ("GTC") covering the Brehov project. Upon closing, the Company paid $5,000 to GTC for reimbursement of its historical expenses, and issued 50,000 common shares of the Company to GTC's nominee. Under terms of the Joint Venture Agreement, the Company is required to conduct $25,000 in exploration expenditures during the first year of the agreement, with GTC as the contractor, in order to earn a 35% interest in the project. In the second year, the Company can increase its interest to 70% by paying $25,000 to GTC and spending $50,000 on exploration. After earning 70%, the Company may purchase the remaining 30% by payment to GTC of cash or shares totalling $50,000 and the granting of a 2% net smelter royalty to GTC. This royalty may be purchased by the Company from GTC for $50,000 and the issuance of 50,000 common shares of the Company.

(ii) Republic of Ireland - The Company holds 100% interest in 15 gold, silver and base metal prospecting licenses totalling 620 square kilometres. Two of these licenses were acquired in 2004 by the issuance of 60,000 common shares of the Company.

(iii) Northern Ireland - The Company has applied for certain other exploration licenses in Northern Ireland, which cover a total of an additional 1,056 square kilometres.

(iv) British Columbia, Canada - The Company holds 100% interest in 31 mining claims in the Skeena Mining Division, and 4 mining claims in the Omineca Mining Division.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

2. EXPLORATION PROPERTIES (cont'd…)

Nine months ended May 31, 2005	Curraghinalt Northern Ireland	Kremnica Slovak Republic	Other	TOTAL
Balance - beginning of period	$ 4,922,823	1,095,765	55,553	6,074,141
Acquisition costs	-	-	14,790	14,790
Exploration				
Drilling and assays	224,426	893,386	6,903	1,124,715
Consulting and salaries	177,229	222,612	3,768	403,609
Office and field expenses	121,507	155,262	1,261	278,030
Geologist	132,585	34,050	1,900	168,535
Engineering studies	137,375	8,442	-	145,817
Core storage and re-cataloguing	139,935	-	-	139,935
Data compilation	114,519	6,685	8,906	130,110
Travel	50,165	42,821	1,868	94,854
Reconnaissance geology and sampling	56,800	11,588	7,178	75,666
Mapping	24,116	12,997	-	37,113
Surveys	27,085	6,688	-	33,773
VMS airborne survey	27,843	-	-	27,843
Option fees	7,931	-	5,000	12,931
Environmental studies	14,598	4,020	-	18,618
Total costs incurred during the period	1,256,114	1,398,551	51,574	2,706,239
Balance - end of period	$ 6,178,937	2,494,316	107,127	8,780,380

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

2. EXPLORATION PROPERTIES (cont'd…)

Year ended August 31, 2004	Curraghinalt Northern Ireland	Kremnica Slovak Republic	El Potosi & Cerro Pedernal El Salvador	Other	TOTAL
Balance - beginning of year	$ 682,109	502,218	131,285	23,487	1,339,099
Acquisition costs	2,350,701	-	-	23,807	2,374,508
Exploration costs:					
Drilling and assays	724,042	144,276	10,532	-	878,850
Consulting and salaries	238,544	174,148	17,537	-	430,229
Geologist	249,269	28,884	17,764	3,477	299,394
Office and field expenses	144,556	82,026	12,322	980	239,884
Pre-feasibility study	173,042	-	-	-	173,042
Data compilation	149,431	6,241	-	-	155,672
Surveys	18,582	57,827	-	-	76,409
Travel	32,432	30,484	8,403	4,222	75,541
Development plans	31,841	26,489	-	-	58,330
Reconnaissance geology	16,618	33,101	-	-	49,719
Environmental studies	33,131	-	-	-	33,131
Field technicians	27,509	-	-	-	27,509
Geochemical surveys	22,269	2,500	-	-	24,769
Satellite imaging	15,332	-	-	-	15,332
Mapping	7,064	7,571	-	-	14,635
Rehabilitation	6,351	-	-	-	6,351
Total costs incurred	4,240,714	593,547	66,558	32,486	4,933,305
Less:					
Properties disposed of	-	-	(197,843)	-	(197,843)
Costs written off	-	-	-	(420)	(420)
Net change	4,240,714	593,547	(131,285)	32,066	4,735,042
Balance – end of year	$ 4,922,823	1,095,765	-	55,553	6,074,141

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

3. LONG TERM INVESTMENT

On February 18, 2004, the Company agreed to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited ("Condor"), a private Australian corporation, for consideration of 8,000,000 common shares of Condor at a fair value of $200,000. Condor subsequently completed a share rollback of 2.5 old shares for 1 new share. The Company now holds 3,200,000 shares of Condor which represents 13.8% of the outstanding shares of Condor. On April 5, 2005, Condor filed a prospectus with the Australian Stock Exchange for an offering of 15,000,000 shares to raise $3,000,000 Australian dollars, and this offering is still open for investors.

4. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	**May 31, 2005**	August 31, 2004
Computer and electronic equipment	$ 70,546	25,173	**45,373**	51,400
Office and field equipment	84,488	17,064	**67,424**	59,520
Leasehold improvements	1,608	298	**1,310**	1,501
Software	2,814	2,130	**684**	1,094
	$ 159,456	44,665	**114,791**	113,515

5. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows**:**

	Nine months ended May 31, 2005		Year ended August 31, 2004	
	Number	**Amount**	**Number**	**Amount**
Balance, beginning of period	50,456,653	$ 40,533,481	13,048,058	$ 28,746,977
Shares issued for cash and other:				
Warrants	6,445,415	1,883,229	5,974,873	1,910,540
Options	105,000	38,400	825,000	239,800
Private placements	5,100,000	2,000,000	20,571,112	7,197,998
Exploration properties	50,000	14,790	5,060,000	2,367,400
Conversion of special warrants	-	-	4,524,000	646,154
Financing fee	-	-	250,000	62,500
Agents' fees	-	-	203,610	-
Share issuance costs	-	(120,000)	-	(637,888)
Balance, end of period	62,157,068	$ 44,349,900	50,456,653	$ 40,533,481

Private placement – On December 16, 2004, a non-brokered private placement of 5,000,000 common shares was completed at $0.40 per share for gross proceeds of $2,000,000. A finder's fee, consisting of 6% of the gross proceeds in cash and 2% of the shares placed was paid to a third party.

Escrow shares – As at May 31, 2005 and August 31, 2004, there were 9,375 common shares held in escrow.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

5. SHARE CAPITAL (cont'd…)

Warrants – The Company has share purchase warrants outstanding as follows:

Exercise Price	Balance at August 31, 2004	Issued	Exercised	Expired	Balance at May 31, 2005	Expiry Date
$0.25	1,370,418	-	(1,370,415)	(3)	**-**	September 27, 2004
$0.30	5,280,000	-	(5,075,000)	(205,000)	**-**	December 31, 2004
$0.27	125,000	-	-	-	**125,000**	July 10, 2005
$0.70	1,016,499	-	-	-	**1,016,499**	November 11, 2005
$1.00	508,248	-	-	-	**508,248**	November 11, 2005
$0.65	5,239,857	-	-	-	**5,239,857**	November 14, 2005
	13,540,022	-	(6,445,415)	(205,003)	**6,889,604**	

The Company recognizes a share issuance cost for the fair value of agents' warrants granted on or after September 1, 2003. The Company uses the Black-Scholes pricing model to value the agents' warrants. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Black-Scholes model was developed for use in estimating the fair value of traded securities that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Year ended August 31, 2004
Risk free interest rate	2.5%
Expected dividend yield	0%
Expected stock price volatility	98.4%
Expected life of warrants	2.0 years
Weighted average fair value of agents' warrants granted during period	$0.26 per share

Total stock-based compensation for warrants granted for the nine months ended May 31, 2005 was $nil (nine months ended May 31, 2004 - $82,553).

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

6. CONTRIBUTED SURPLUS

The Company's contributed surplus is comprised of the following:

	Nine months ended May 31, 2005	Year ended August 31, 2004
Balance – beginning of period	$ 646,682	18,400
Stock-based compensation (notes 5 and 7)	252,900	664,053
Stock options and agents' warrants exercised	(27,275)	(35,771)
Balance – end of period	$ 872,307	$ 646,682

7. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

On October 1, 2003, the Company adopted a rolling stock option plan applicable to both insiders and non-insiders, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option's maximum term is ten years from the grant date.

The Company's previous stock option plan reserved a total of 2,000,000 common shares. Under that plan, the minimum exercise price of each option could not be less than the discounted market price of the Company's stock on the last business day prior to the date of the grant, and an option's maximum term was five years from the grant date. Options granted under the previous plan expire on June 11, 2008.

Options granted in respect of investor relations activities are subject to vesting restrictions such that one-quarter of the options vest three months from the date of grant and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date.

A summary of the changes in the Company's stock option plan for the nine months ended May 31, 2005 and the year ended August 31, 2004, is presented below.

	May 31, 2005		August 31, 2004	
	Weighted Average		Weighted Average	
	Options	**Exercise Price**	Options	Exercise Price
Outstanding – beginning of period	**2,925,000**	**$ 0.33**	2,000,000	$ 0.25
Granted	**2,135,000**	**0.45**	2,200,000	0.36
Exercised	**(105,000)**	**0.28**	(825,000)	0.25
Expired	**-**	**-**	(450,000)	0.25
Outstanding – end of period	**4,955,000**	**$ 0.38**	2,925,000	$ 0.33

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

7. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont'd…)

The Company has share purchase options outstanding as follows:

Exercise Price	August 31, 2004	Issued	Exercised	May 31, 2005	Expiry Date
$0.25	425,000	-	(75,000)	350,000	May 21, 2008
$0.25	450,000	-	-	450,000	June 11, 2008
$0.25	300,000	-	-	300,000	September 30, 2008
$0.35	1,300,000	-	(30,000)	1,270,000	January 29, 2009
$0.50	450,000	-	-	450,000	April 2, 2009
$0.45	-	2,035,000	-	2,035,000	September 17, 2009
$0.45	-	100,000	-	100,000	February 16, 2010
	2,925,000	2,135,000	(105,000)	4,955,000	

The Company recognizes an expense for the fair value of options granted on or after September 1, 2003. The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Nine months ended May 31, 2005	Year ended August 31, 2004
Risk free interest rate	2.93%	2.5%
Expected dividend yield	0%	0%
Expected stock price volatility	76.21%	98.4%
Expected life of options	2.0 years	2.0 years
Weighted average fair value of options granted during period	$0.087 per share	$0.26 per share

Total stock-based compensation for the nine months ended May 31, 2005 was $252,900 (nine months ended May 31, 2004 - $581,500).

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

8. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the nine-month period:

(a) Incurred consulting fees of $291,500 to related parties, comprised of:

      i.   directors' fees of $45,000 (2004 - $nil);
      ii. chairman's fees of $22,500 (2004 - $nil);
      iii. officers fees of $54,000 (2004 - $18,000);
      iv. fees of $20,000 (2004 - $15,000) from two companies controlled by officers; and
      v. consulting fees of $90,000 (2004 - $ 25,000) and a $60,000 bonus payment (2004 - $nil) for the CEO or companies controlled by him.

(b) Due to related parties of $125,500 (2004 - $187,595) is comprised of: $125,500 (2004 - $131,000), payable to directors and officers for unpaid consulting fees, $nil (2004 - $40,500) payable to a former director for unpaid consulting fees, and legal fees of $nil (2004 - $16,095) due to a law firm of which partner is an officer of the Company.

(c) The Company recovered expense reimbursements of $122,374 (year ended August 31, 2004 - $60,869) from companies related by common officers or directors. The reimbursements are recorded as offsets to the underlying expense item.

(d) Due from related parties of $44,979 (2004 - $29,063) includes amounts due from companies related by common officers or directors

(e) The Company owns 150,000 shares of Lalo Ventures Ltd., a public company related by a common director and a common officer.

9. SEGMENTED INFORMATION

The Company operates in a single business segment, mineral exploration and development.

The Company operates in four (2004 - four) geographic segments of which three (2004 - three) are reportable segments.

Geographic distribution of operating results is as follows:

May 31, 2005	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 6,212,544	2,701,678	3,382,841	53,691	12,350,75
Exploration properties	6,178,937	2,523,646	24,106	53,691	8,780,380
Net loss	(15,928)	(24,200)	(1,761,452)	-	(1,801,580)

May 31, 2004	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 3,747,393	888,196	4,835,823	179,377	9,650,789
Exploration properties	3,700,933	826,229	8,000	179,377	4,714,539
Net loss	(38,250)	-	(1,814,350)	-	(1,852,600)

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

10. SUBSEQUENT EVENTS

(a) On June 7, 2005, the Company announced that it was granted three uranium/molybdenum exploration licenses in eastern Slovakia, that include the Jahodna, Svabovce, Spissky Stiavnik and Novoveska Huta properties. Two of the licenses have a history of past production but they have not been verified to the resources classifications according to National Instrument 43-101 standards. The acquisition cost for all the licenses was $12,000.

(b) On June 9, 2005, the Company granted 375,000 stock options to employees of the Company. The options have an exercise price of $0.40 and expire on June 9, 2010.

(c) On June 16, 2005, the Company announced an agreement to acquire up to a 100% interest in a portfolio of uranium mining claims comprised of three exploration licenses in Wyoming, USA from Sweetwater River Resources LLC ("Sweetwater"). The agreement with Sweetwater will be replaced by a definitive option agreement, the terms of which involve Tournigan earning an 85% interest in the portfolio by making an initial payment of US$50,000, funding an initial US$90,000 exploration and acquisition program (which includes any additional claims acquired in the United States), issuing 200,000 common shares of the Company to Sweetwater, and making anniversary payments of US$25,000, US$50,000 and US$50,000 at the end of years 1, 2 and 3, respectively. Tournigan would then have the right to purchase Sweetwater's remaining 15% for common shares of the Company, based on an independent valuation. The signing of the definitive option agreement is subject to due diligence by Tournigan, as well as Board and regulatory approvals.

(d) In June and July, 2005, the Company issued a total of 494,445 common shares for the following exercises of stock options: 44,445 shares at $0.45 per share; 50,000 shares at $0.35 per share; and 400,000 shares at $0.25 per share, for total proceeds of $137,500. In addition, the Company issued 125,000 common shares for the exercise of 125,000 share purchase warrants at an exercise price of $0.27 per share.

11. COMPARATIVE FIGURES

Certain figures from the previous year have been re-classified to conform to the current year's presentation. Such re-classification is for presentation purposes only and has no effect on previously reported results.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), conform to those generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission in all material respects, except as noted below:

(a) Stock-based compensation

The United States Financial Accounting Standards Board ("FASB") has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at May 31, 2005, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

Under Canadian GAAP, the Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under these recommendations, the Company recognizes an expense for options granted on or after September 1, 2003. The Company also records stock-based compensation in respect of agents' warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue. On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to contributed surplus. The effect of the adoption of these recommendations is described in notes 5 and 7.

The following is a summary of the status of stock options outstanding at May 31, 2005:

Range of Exercise Prices	Expiry Date	Number	Outstanding Options Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable Options Number	Weighted Average Exercise Price
$0.25	May 22/08	350,000	3.0	$0.25	350,000	$0.25
$0.25	June 12/08	450,000	3.0	$0.25	450,000	$0.25
$0.25	October 1/08	300,000	3.4	$0.25	300,000	$0.25
$0.35	January 30/09	1,270,000	3.6	$0.35	1,270,000	$0.35
$0.50	April 2/09	450,000	3.8	$0.50	320,000	$0.50
$0.45	September 17/09	2,035,000	4.3	$0.45	1,960,000	$0.45
$0.45	February 16/10	100,000	4.8	$0.45	100,000	$0.45
		4,955,000		**$0.36**	**4,750,000**	**$0.38**

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

(b) Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

(c) Exploration properties

Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

(d) Trading securities and available-for-sale securities

Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale. During the nine months ended May 31, 2005, the Company did not own any securities classified as either trading or held to maturity. The Company did own securities classified as available-for-sale.

The Company's marketable securities and long-term investment consist of equity securities and are classified as available-for-sale, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of other comprehensive income.

Gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are included in earnings. The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale, based upon the accumulated cost bases of specific investment accounts.

At May 31, 2005, the market value of the Company's marketable securities was $30,000, and the market value of the long-term investment was $200,000.

(e) Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the period ended May 31, 2005 and the year ended August 31, 2004, other comprehensive income includes foreign currency translation losses of $25,814 and $7,981 respectively.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

(f) Net earnings (loss) per share

Under U.S. GAAP, performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's 9,375 common shares held in escrow are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

SFAS No. 128 "Earnings Per Share" simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As at May 31, 2005 the Company had 4,955,000 (2004: 3,500,000) stock options outstanding and 6,889,604 (2004: 14,277,815) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

(g) Amortization

Under Canadian GAAP, property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

Under U.S. GAAP, property and equipment are recorded at cost and are amortized on a straight line basis as follows:

Computer and electronic equipment	3 years
Office and field equipment	5 years
Software	2 years
Leasehold improvements	Over the term of the lease

(h) Recent accounting pronouncements

Since July, 2001, the United States Financial Accounting Standards Board ("FASB") has issued pronouncements pursuant to Statements of Financial Accounting Standards ("SFAS") and Interpretations ("FIN") which are shown in the following table. The standards listed in the table have not had a material effect on the Company's financial position or results of operations.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Date of Issuance	Standard Reference Number	Title Description
April 2003	SFAS 149	"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"
May 2003	SFAS 150	"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"
December 2003	SFAS 132	"Employers' Disclosure about Pensions and Other Postretirement Benefits – an amendment of FASB statements No. 87, 88, and 106
November 2004	SFAS 151	"Inventory costs – an amendment of ARB No. 43, Chapter 4"
December 2004	SFAS 152	"Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67"

In December 2004, FASB issued SFAS No. 153. This statement addresses the measurement of exchanges of non-monetary assets. The guidance in APB Opinion No. 29, "Accounting for Non-monetary Transactions," is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, FASB issued a revision to SFAS No. 123R, "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions. This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has expensed the fair value of employee services in stock-based payment transactions in its financial statements since September 1, 2003 and management believes the adoption of this statement will therefore have no impact on the financial statements of the Company.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

In May 2005 FASB issued SFAS 154. This statement replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

(i) Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations and comprehensive loss, the balance sheets and the statements of shareholders' equity and deficit, are as follows:

Statements of Operations and Comprehensive Loss

	Three months ended May 31		Nine months ended May 31	
	2005	2004	**2005**	2004
Net loss as reported in accordance with Canadian GAAP	**$ (485,497)**	$ (584,566)	**$ (1,801,580)**	$(1,852,600)
Adjustments:				
Mineral property costs expensed	**(589,199)**	(2,287,750)	**(2,706,239)**	(3,375,440)
Stock-based compensation	**8,700**	116,550	**138,900**	446,500
Amortization	**(2,060)**	(1,240)	**(7,934)**	(3,720)
Foreign currency translation	**21,114**	(629)	**25,814**	16,108
Net loss under U.S. GAAP	**(1, 046,942)**	(2,757,635)	**(4,351,039)**	(4,769,152)
Comprehensive loss – foreign currency translation	**(21,114)**	629	**(25,814)**	(16,108)
Total comprehensive loss under U.S. GAAP	**(1, 068,056)**	(2,757,006)	**$ (4,376,853)**	(4,785,260)
Net loss per share under U.S. GAAP	**$ (0.02)**	$ (0.08)	**$ (0.07)**	$ (0.16)
Weighted average number of shares outstanding under U.S. GAAP	**62,144,025**	36,705,641	**58,022,227**	29,364,437

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Balance Sheets

	May 31, 2005	August 31, 2004
Total assets under Canadian GAAP	$ 12,350,754	10,392,855
Adjustment - to U.S. GAAP:		
Deferred mineral property costs	(8,780,380)	(6,074,141)
Amortization	(12,896)	(6,241)
Total assets under U.S. GAAP	$ 3,557,478	4,312,473
Total liabilities under Canadian GAAP	$ 438,491	721,056
Adjustment - to U.S. GAAP	-	-
Total liabilities under U.S. GAAP	438,491	721,056
Total shareholders' equity under Canadian GAAP	11,912,263	9,671,799
Adjustment - to U.S. GAAP		
Deferred mineral property costs	(8,780,380)	(6,074,141)
Amortization	(12,896)	(6,241)
Total shareholders' equity under U.S. GAAP	3,118,987	3,591,417
Total liabilities and equity under U.S. GAAP	$ 3,557,478	4,312,473

Statements of Cash Flows

	Three months ended May 31		Nine months ended May 31	
	2005	2004	**2005**	2004
Cash used in operating activities under Canadian GAAP	$ (608,757)	$ (753,240)	$ (1,989,537)	$ (1,675,511)
Adjustments to U.S. GAAP:				
Exploration properties expensed	(589,199)	(2,287,750)	(2,706,239)	(3,375,860)
Cash used in operating activities under U.S. GAAP	(1,197,956)	$ (3,040,990)	(4,695,776)	$ (5,051,371)
Cash used in investing activities under Canadian GAAP	$ (577,750)	$ (2,321,193)	$ (2,769,169)	$ (3,416,166)
Adjustments to U.S. GAAP:				
Exploration properties expensed	574,409	2,287,750	2,691,449	3,375,860
Cash used in investing activities under U.S. GAAP	3,341	(33,443)	(77,720)	(40,306)
Cash flows from financing activities under Canadian GAAP	$ 71,125	$ 7,225,899	$ 3,795,768	$ 9,575,505
Adjustments to U.S. GAAP:	-	-	-	-
Cash flows from financing activities under U.S. GAAP	$ 71,125	$ 7,225,899	$ 3,795,768	$ 9,575,505

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended May 31, 2005
(Unaudited – Prepared by Management)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Statements of Shareholders' Equity and Deficit

	Common Stock		Share Subscriptions and special warrants	Contributed Surplus	Total Accumulated Deficit	Accumulated other Comprehensive Income (loss)	Total
	Number of Shares	Amount					
Shareholders' equity (deficiency) under Canadian GAAP at August 31, 2004	50,456,653	$ 40,533,481	-	646,682	(31,508,364)	-	9,671,799
Cumulative translation adjustment	-	-	-	-	7,981	(7,981)	-
Deferred mineral property costs	-	-	-	-	(6,074,141)	-	(6,074,141)
Depreciation					(6,241)	-	(6,241)
Stock-based compensation	-	(35,771)	-	(628,282)	581,500	-	(82,553)
Agent's compensation (issue cost)	-	82,553	-	-	-	-	82,553
Shareholders' equity (deficiency) under U.S. GAAP, August 31, 2004	50,456,653	$ 40,580,263	$ -	$ 18,400	$(36,999,265)	$ (7,981)	$3,591,417
Shareholders' equity (deficiency) under Canadian GAAP at May 31, 2005	62,157,068	$44,349,900	-	872,307	(33,309,944)	-	11,912,263
Cumulative translation adjustment	-	-	-	-	17,493	(17,493)	-
Deferred mineral property costs	-	-	-	-	(8,780,380)	-	(8,780,380)
Depreciation	-	-	-	-	(12,896)	-	(12,896)
Stock-based compensation	-	(63,046)	-	(853,907)	834,400	-	(82,553)
Agents compensation (issue cost)	-	82,553	-	-	-	-	82,553
Shareholders' equity (deficiency) under U.S. GAAP, May 31, 2005	62,157,068	$44,369,407	$ -	$ 18,400	(41,251,327)	$ (17,493)	$3,118,987



CORPORATE INFORMATION
AS AT MAY 31, 2005

CORPORATE OFFICE **INCORPORATION**	Tournigan Gold Corporation Suite 301 - 700 West Pender Street Vancouver, BC Canada V6C 1G8 Tel: +1 604 683-8320 Fax: +1 604 683-8340 E-mail : info@tournigan.com Yukon, Canada	**DIRECTORS**	Hein Poulus, *QC* [1][2] - Chairman Damien Reynolds Peter Bojtos, *P. Eng* [1] Michael Hopley David Montgomery Ronald Shorr, *CFA* [1][2] Yale Simpson, *BApSc* [2] [1] Member of Audit Committee [2] Member of Compensation Committee
REGISTERED OFFICE **SOLICITORS**	*Campion MacDonald* Suite 200 - 204 Lambert Street Whitehorse, Yukon Canada Y1A 3T2 *Stikeman Elliott LLP* Suite 1700 - 666 Burrard Street Vancouver, BC Canada V6C 2X8	**OFFICERS**	Damien Reynolds – *CEO* Hein Poulus – *Chairman* James Walchuck – *President and COO* Garry Stock – *Executive Vice President* Kent Ausburn – *Vice President, Exploration* Bob Nowell – *Chief Financial Officer* Nancy La Couvée – *Corporate Secretary*
AUDITORS	*Bedford Curry & Co., Chartered Accountants* Suite 1801 - 1281 West Georgia Street Vancouver, BC Canada V6E 3J7	**SHARE CAPITAL** **CUSIP #**	Authorized – unlimited common shares Issued – 62,157,068 common shares 891565 10 3
TRANSFER AGENT	*Computershare Trust Company of Canada* 3rd Floor - 510 Burrard Street Vancouver, BC Canada V6C 3B9 Tel: Investor Services 1 800 564 6253	**KEY DATES**	Annual General Meeting: February 24, 2005 Financial Year End: August 31, 2005

Trading Symbols

TSX Venture Exchange (Tier 1)	**TVC**
Frankfurt Stock Exchange (WKN 898464)	**TGP**

TOURNIGAN GOLD CORPORATION

www.tournigan.com



Suite 301, 700 West Pender Street, Vancouver, B.C. V6C 1G8
Tel: 604-683-8320   Fax: 604-683-8340   Email: info@tournigan.com

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Damien Reynolds, President and Chief Executive Officer of Tournigan Gold Corporation, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Tournigan Gold Corporation (the issuer), for the interim period ending May 31, 2005;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated at Vancouver, British Columbia, this 29th day of July, 2005.

"Damien Reynolds"

Damien Reynolds
President and Chief Executive Officer



Suite 301, 700 West Pender Street, Vancouver, B.C. V6C 1G8
Tel: 604-683-8320   Fax: 604-683-8340   Email: info@tournigan.com

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Robert Nowell, Chief Financial Officer of Tournigan Gold Corporation, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Tournigan Gold Corporation (the issuer), for the interim period ending May 31, 2005;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated at Vancouver, British Columbia, this 29th day of July, 2005.

"Robert Nowell"

Robert Nowell
Chief Financial Officer



MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MAY 31, 2005

Dated July 25, 2005

MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended May 31, 2005
Prepared as of July 25, 2005

OVERVIEW

This discussion covers the operations of Tournigan Gold Corporation ("Tournigan" or the "Company") for the nine month period ended May 31, 2005 and subsequent activity up to July 25, 2005. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following management discussion and analysis should be read in conjunction with the Company's accompanying consolidated financial statements for the period ended May 31, 2005, and the annual consolidated financial statements for the year ended August 31, 2004.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on the Company's website at www.tournigan.com, or by requesting further information from the Company's head office in Vancouver.

DESCRIPTION OF BUSINESS

Tournigan Gold Corporation is a mineral resource exploration company with a focus on the acquisition, exploration and development of gold projects in Europe, and has recently acquired uranium deposits in Slovak Republic and uranium claims in Wyoming, USA. The Company's principal exploration properties are the Kremnica gold project in Slovak Republic ("Kremnica") and the Curraghinalt gold project in Northern Ireland ('Curraghinalt"). The Company maintains its head office in Vancouver, Canada and has field offices in the towns of Gortin, Northern Ireland and Kremnica, Slovak Republic.

The Company is a reporting issuer in British Columbia, Alberta and Yukon, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol "TVC", and on the Berlin and Frankfurt Stock Exchanges under the trading symbol "TGP". On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada, and the articles of the Corporation were amended to increase the authorized share capital from 100,000,000 common shares without par value, to an unlimited number of common shares. In conjunction with the continuation, the Company changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation.

RESULTS FROM OPERATIONS

Performance Summary
The following is a summary of significant events and transactions that occurred in the Company since the last fiscal year end:

* Completed 861 metres in 7 holes of step-out drilling at Kremnica, around the Kremnica resource;
* Drilled 2,458 metres of exploration drilling in 9 holes at Kremnica South;
* Began a 30-hole, 4,555-metre in-fill drilling program on Sturec, the most advanced deposit at Kremnica;
* Acquired an additional 37-square-kilometre exploration license, the Vyhne license, adjoining Kremnica South;
* Entered into a joint venture on the Brehov precious-metal-rich VMS project in eastern Slovak Republic;
* Completed an in-fill diamond drilling program of 2,998 metres in 20 drillholes within the Curraghinalt resource block;
* Drilling of 1,576 metres of step-out drilling in 8 holes at Curraghinalt confirmed the presence of 5 parallel veins hosting ore-grade mineralization and extension of high-grade gold mineralization to depth of roughly 350 metres below surface, nearly twice the depth of the deepest extent of the current resource block;
* Received an updated resource estimate for Curraghinalt to NI 43-101 standards, totalling 262,000 oz of gold from 527,700 tonnes grading 15.45 g/t gold;
* Reached an agreement in principle (AIP) with the Police Service of Northern Ireland (PSNI) regarding the use of commercially-proven, cost-effective modern blasting technology at Curraghinalt;
* Completed design of underground development and bulk sample plan for the Curraghinalt Project, which is anticipated to provide data necessary for upgrading the current resource to the measured and indicated resource categories;
* Completed 210 metres of confirmation drilling in 11 drill holes on the Brehov precious metals/VMS project;
* Acquired 4 large uranium deposits on 3 exploration licenses hosting 48.6 million lbs of U_3O_8, in Slovak Republic;

* Agreed to earn-in to a portfolio of 6 uranium claim groups in Wyoming, USA;

* Raised private placement proceeds of $2 million by issuing 5 million shares on the completion of a private placement;

* Received proceeds of $2.1 million by issuing 7.3 million shares on the exercise of options and warrants;

* Appointed James Walchuck, formerly VP, Mining, as President and COO; Damien Reynolds continues as CEO;

* Appointed Robert Nowell as Chief Financial Officer.

Properties

Kremnica Gold Project, Slovak Republic

Project Description
The Company owns 100% of the Kremnica gold project, which is located in the town of Kremnica in central Slovak Republic, 190 kilometres northeast of Vienna, near the geographic centre of Europe. It includes a mining license of 12 square kilometres, which provides title to the historic Kremnica mine, one of Europe's largest historic gold producers, and exploration licenses covering 123 square kilometres.

The Kremnica mining license is designated for mining by state and local government for mining. As well, the city plan for the town of Kremnica includes the Kremnica mining license as an active mining area. The Kremnica deposits were mined intermittently for 700 years, until 1992, with recorded production of 1.5 million ounces of gold and 9 million ounces of silver.

Kremnica is a Tertiary volcanic-hosted low- to medium-sulphidation epithermal gold-silver deposit located at the northwest end of the relict Carpathian volcanic arc. The Carpathian volcanic arc is host for numerous large precious metal and base metal epithermal and porphyry deposits. Gold-silver mineralization is associated with massive, sheeted, and stockwork quartz veins and silicified hydrothermal breccias hosted in argillic to propylitic altered andesite flows and lesser rhyolite dikes. The principal vein system at Kremnica has a strike length of at least 7 kilometres, with vein sets that are up to 150 metres thick.

Historical Results
Many zones of mineralization have been identified at Kremnica, with the four major areas being: the main Sturec deposit, and the Vratislav, Wolf and South Ridge prospects.

Kremnica has seen historical underground production of 1.5 million ounces of gold dating back to the 14th century. Previous modern operators discovered open-pittable resources at the main Sturec Zone which Tournigan has re-estimated to National Instrument 43-101 ("NI 43-101") standards as:

Sturec Zone Resource Estimate (Kirkham Geosciences, 2004)

Category	Gold Grade (g/t)	Silver Grade (g/t)	Gold Eq. Grade (g/t)	Tonnes	Gold Oz.	Silver Oz.	Gold Eq. Oz.
Indicated	2.11	15.43	2.31	5,663,941	384,231	2,809,802	421,540
Inferred	2.01	16.06	2.22	8,367,508	540,733	4,320,487	596,968

Note: At a 1.0 g/t cut-off. Gold equivalent calculations are based on a price ratio of $385 to $5.50 (gold to silver).

An updated preliminary assessment on the Sturec deposit at Kremnica was completed in January 2004 by Beacon Hill Consultants. The assessment produced a more cost-effective open-pit waste stripping ratio than an earlier scoping study, and indicated that a 36% larger conceptual resource was contained in the boundaries of the Sturec open-pit model. Management believes that the satellite deposit targets of Vratislav, Wolf and South Ridge also represent good potential for discovery of additional ounces.

Tournigan has advanced Kremnica along a two-pronged path since acquiring the project in July 2003. Exploration of both known and new target zones has been complemented by detailed work on the main Sturec deposit at Kremnica.

Current Exploration

Sturec -
The Company has now begun three of the four stages necessary to advance the Sturec deposit to production, within an expected timeframe of 18 to 30 months. In June, 2005 in-fill drilling commenced on Sturec, representing the start of a planned 30-hole, 4,555-metre reverse-circulation (RC) drill program. The RC program is designed to upgrade the resource category of the Sturec deposit from Indicated and Inferred to the Measured and Indicated categories by reducing drill spacing from roughly 100-metres by 100-metres to 50-metres by 50-metres.

Vratislav and Wolf -
The Vratislav zone hosts a historical resource as well as a target generated by the Company. In January 2004, Tournigan completed 4 diamond drill holes at Vratislav designed to test the down-dip extension of gold mineralization. The test drill program totalled 521 metres and results included 22.6 metres grading 7.78 g/t in drill hole KG V-7 beginning at approximately 60 metres below the existing deposit. These results indicate continuation of robust ore-grade gold mineralization down-dip of the known zone of historically mined gold-silver mineralization. A follow up step-out drill program is planned at Vratislav, possibly using the RC rig, which will further test and delineate along-strike and down-dip extensions of gold-silver mineralization.

In January 2004, the Company completed a program of 340 metres in 3 diamond drill holes at Wolf. The program was designed to test the existence and tenor of gold-silver mineralization and extent of historic mining workings. Results from the program revealed similar thicknesses of somewhat weaker gold and silver mineralization. Extensive historic underground mine workings were also encountered, suggesting previous extraction of significant amounts of the higher-grade gold-silver mineralization.

South Ridge Transition Zone -
Tournigan may also test the two adjacent targets of South Ridge Transition with the RC drill rig. The South Ridge Transition Zone is believed to host the intersection of two vein systems, which are likely an area of higher gold-silver grades that have not been properly tested to date.

Kremnica South -
In January 2005, the Company completed a Phase 1 exploratory drilling program (2,458 metres in 9 holes) on the Kremnica South prospect, situated 3 kilometres south and along strike of the main Kremnica gold resource at Sturec, Vratislav and Wolf, and on site of the former Kremnica gold mine. Kremnica South had not been drill tested until Tournigan initiated its program.

Geological mapping, reconnaissance rock sampling and a soil-geochemistry survey were conducted over a 30-square-kilometre area to identify and prioritize drill targets with the potential to uncover existence of another Kremnica-style gold deposit at depth. Strong multiple-element epithermal gold pathfinder element geochemical anomalies were documented throughout the area.

The Kremnica South exploration drilling program led to the discovery of epithermal gold mineralization in two related zones; Certov Vrch ("Peak") and Bartasova Lehotka, located within a 30-square-kilometre area of hydrothermally altered volcanic rocks. All of the drill holes completed at Kremnica South were analyzed for the pathfinder metallic elements arsenic, antimony and mercury, and the range of pathfinder anomalies found within the core samples is considered highly significant.

The Kremnica South drill program initially focused on a 1-square-kilometre area of anomalies at the top of Certov Vrch, a prominent ridge composed of strong clay and silica altered rhyolite flow domes and pyroclastic rocks, and along a 3-kilometre long silicified ridge projecting south and downhill from the east side of Certov. Two diamond drill rigs completed 9 drill holes in 2,458 metres of core at Kremnica South; at Certov Vrch, Tournigan completed 7 drill holes totalling 2,037 metres and at Bartosova Lehotka, approximately 2 kilometres SSE of Certov Vrch, a total of 421 metres were completed in 2 drill holes. The Phase 1 program successfully tested for increasing gold concentrations at depth and provided additional information in the search for a major hydrothermal vent structure at Kremnica South.

Phase 2 exploration drilling at Certov and Bartosova Lehotka began in February, 2005. A further hole totalling 350 metres was drilled at Bartosova Lehotka to test the structure at depth. Low-level gold values (mostly <1 g/t gold) were encountered suggesting the depth within the structure penetrated by this drill hole is below the gold-enriched zone.

Considering the size of the area of hydrothermal alteration and surface geochemical anomalies relative to the area actually drill-tested, and in light of the gold-silver mineralization discovered during Phase 1 drilling, Tournigan continues to believe that there is a good probability of higher grade gold-silver zones of significant volume existing in the Kremnica South prospect area.

Other Areas -
Exploration at Kremnica also included trenching across soil geochemistry gold anomalies in the area between Sturec and Certov. The tested anomalies are interpreted to represent southern extensions of the Sturec vein system. Three trenches were excavated and sampled. Several intervals of mineralized quartz veins hosted by altered andesite were encountered, including one interval of approximately 10 metres averaging just over 1 g/t gold. It is planned that this trench anomaly and additional soil anomalies will be drill tested to shallow depths.

Drill, trench and soil geochemistry results from the phase 1 exploration program will be interpreted in conjunction with recently compiled satellite imagery, structural and alteration interpretations, and airborne magnetics and gravity data to develop the next phase of exploration at Kremnica South.

Development Plan
A detailed development schedule is planned for Kremnica. The four-part plan will be advanced through the following stages: 1. Environmental Studies, 2. Socio-Economic Development, 3. Feasibility Studies, 4. Construction and Production. The entire plan is estimated to take 18 to 30 months and Tournigan intends to provide frequent status reports.

Golder Associates, a world-leading mining and environmental consultant firm, have been hired to complete environmental baseline sampling and data collection at Kremnica. Golder is well suited to provide all the necessary support for the baseline study, part of the Environmental Impact Assessment that is a component of the feasibility studies stage of the Kremnica development schedule. Golder will also work with Tournigan to establish a transparent and robust mechanism for engaging local communities in relation to the project. Tournigan is committed to working closely with local communities to maximize the benefits that its projects represent, while minimizing adverse impacts on the environment and local communities.

Vyhne License Acquisition
In March 2005, Tournigan extended its license holdings by an additional 37 square kilometres south of the existing Lutila License at Kremnica South. The new Vyhne exploration license covers similar geology and hydrothermal alteration that occurs at Kremnica South, and brings Tournigan's exploration holdings to 123 square kilometres at Kremnica South, in addition to the 12 square-kilometre Kremnica Mining License.

Financial
Total expenditures at Kremnica in the three month period were $345,779 (2004 - $144,952) and during the nine month period were $1,427,881 (2004 - $324,011), predominantly comprised of drilling at Kremnica South, Vratislav and Wolf, geological field work described above, and consulting management fees. While drilling, assaying and office and field expenses were $940,620 higher in the current nine-month period than the previous year, consulting and salaries were $118,316 higher in the year-to-date period compared to the same period in 2004. Exploration at Kremnica has progressed significantly since the February 2004 quarter, when expenses of $179,059 were recorded. As part of the expanded programs, additional drillers, geologists and support staff have been hired. As pre-feasibility work will be underway once this phase of drilling is completed, expenditures are expected to continue at this rate.

Uranium Projects, Slovak Republic

In June, 2005, the Company announced that it was granted 3 uranium exploration licenses totalling 99 square kilometres in eastern Slovakia; the Jahodna, Novoveska Huta, Svabovce and Spissky Stiavnik deposits are all hosted on the 3 licenses. Past production from open-pit and underground operations have been recorded on the Kozie Chrbty district which hosts Svabovce and Spissky Stiavnik deposits, and the Novoveska Huta deposit. Novoveska Huta has also reportedly produced copper from vein-hosted deposits from the time of the Bronze Age until the copper mines closed in 1990. Although extensive drilling and underground development was completed by the Slovak government in each area, no exploration has taken place in the districts since 1991 due to low uranium prices. Tournigan intends to complete technical reports to NI 43-101 standards as a first step in developing these assets.

Tournigan's Historical Uranium Resources in Slovakia

	Tonnes	Uranium* U_3O_8 %	Molybdenum %	Uranium lbs U_3O_8	Molybdenum lbs Metal
Jahodna (High Grade)		0.537%	0.380%	14,010,000	
Jahodna (Low Grade)		0.219%	0.380%	5,360,000	
				19,370,000	
Svabovce		0.222%		7,520,000	-
Spissky Stiavnik		0.199%		1,330,000	-
				8,850,000	-
Novoveska Huta		0.075%		**20,400,000**	-
TOTAL				**48,620,000**	**18,680,000**

Not National Instrument 43-101 compliant resources - investors are cautioned not to rely upon these estimates
*Tournigan has converted uranium metal grades to uranium oxide grades (U_3O_8) using a factor of 1.17

Tournigan has reviewed the above estimates and views them relevant. The historic exploitation of Slovak uranium deposits in general and metallurgical test records acquired with Tournigan's deposits in particular suggests the reliability of the historical resource estimates. However, the Company has not completed the work necessary to verify the classification of the resources and the resources are not categorized by the Canadian Institute of Mining, Metallurgical and Petroleum in their Standards on Mineral Resources and Reserves Definitions. The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions Indicated and Inferred Resources, respectively.

To enhance the value of its Slovakian uranium assets, Tournigan is embarking on a program of data verification and resource re-estimation beginning at the Jahodna high-grade deposit, which is the most advanced of Tournigan's uranium projects. This program sets out current and future milestones to be achieved to move Jahodna to a production decision, beginning with the Data Compilation stage, then progressing to the Updated Resource Estimates and the Exploration Assessments stages, and finally the Preliminary Assessment stage. Data compilation is underway at Jahodna, with geologic maps, topographic maps, drill core and radiometric logs being digitized. Tournigan will also conduct confirmatory drilling at Jahodna in the near future as part of a check-sampling data verification program.

Curraghinalt Gold Project, Northern Ireland

Acquisition Terms

The Company has a 100% interest in the Curraghinalt gold project through its wholly-owned subsidiary, Ulster Minerals Limited ("Ulster"), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt deposit. On December 16, 2004, closing of the Ulster purchase agreement was completed. On closing, 5,000,000 shares were delivered in 2004 to the vendor, Strongbow Resources Ltd. are subject to a pooling agreement such that 3,000,000 shares can be freely traded and a further 1,000,000 shares become free trading on each of October 31, 2005 and April 30, 2006. In addition, the Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell and Strongbow is entitled to put forward one nominee for election to the Tournigan Board of Directors. The Company must also pay Strongbow 20% of the tax savings from Ulster's tax loss carryforwards when utilized. The tax loss carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects. Upon the decision by Tournigan to go into commercial production at Curraghinalt, a further 5,000,000 common shares would be issued to Strongbow.

Project Description

The Curraghinalt project is located in County Tyrone, central Northern Ireland, approximately 127 kilometres west of Belfast and approximately 15 kilometres northeast of the town of Omagh, in County Tyrone. The Curraghinalt property consists of 346 square kilometres contained in two adjoining exploration licenses.

The mineralization at Curraghinalt consists of a series of sub-parallel, close-spaced northwest-southeast striking mesothermal quartz-sulphide veins localized between a set of east-west striking dextral shear zones. The Curraghinalt deposit vein system, occurrences of other gold mineralized quartz veins, and rock and soil gold geochemical anomalies occur within an 8-kilometre-long, west-northwest trending corridor referred to as the "Curraghinalt Trend".

Historical Results

Previous exploration on Curraghinalt from the early-mid 1980's to the early 1990's included 255 drill holes totalling 17,783 metres (HQ and NQ size), 697 metres of underground development, and 2,856 metres of surface trenching. Tournigan began its exploration on the property in April 2003 after a field office was opened in Gortin, County Tyrone, Northern Ireland. Work programs completed on the project include compilation and review of the historical data base, underground geologic mapping, structural analysis, soil geochemical surveys, in-fill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system.

The mineralized veins that comprise the currently defined Curraghinalt resource are moderate to steeply dipping and average 1.2 metres in width and range from 5 centimetres to more than 3 metres as they pinch and swell. Exploration by Tournigan and previous operators demonstrated that potential for gold mineralization at Curraghinalt continues along- and across-strike, and down-dip of the presently defined resource block in the Curraghinalt vein system.

Current Exploration

The Company conducts exploration at Curraghinalt through its wholly-owned subsidiary, Dalradian Gold Limited of Northern Ireland. Tournigan has made significant progress on the Curraghinalt gold project since the start of work in May 2003. Exploratory drilling by Tournigan at Curraghinalt began in July 2003. Drilling was initially conducted immediately southeast and along strike of the pre-existing historical resource. Subsequent in-fill diamond drilling within this historical deposit area focused on increasing definition and upgrading of the pre-existing gold resource estimate at Curraghinalt. As of the date of this report, 4,574 metres of diamond drilling using primarily HQ and limited NQ core has been completed in 28 drill holes. As part of this program Tournigan completed 2,998 metres of in-fill drilling in 19 holes at Curraghinalt, all located within the boundaries of the various historical resources estimates.

Tournigan management is greatly encouraged by the results obtained from deep drill hole CT-26. The hole returned ore-grade intervals at deeper intersections in all of the resource veins than all prior drill holes. Results show that all of the main resource veins extend to a much greater depth than was previously defined, including an intersection of the No. 1 vein at approximately 355 metres below surface of 1.32 metres @ 66.95 grams of gold per tonne (g/t). Importantly, the results extend known high ore-grade gold mineralization to approximately twice the previously documented depth, and include discovery of a new vein and the re-emergence of veins previously thought to have pinched out at depth.

Other extensions to the current resource zone have also been clearly defined, such as the 800-metre Southeast Target zone, and step-out targets such as the Bend Zone, suggesting the likelihood of additional potential resources further to the south. In early 2005, the Company drilled two diamond drill holes in 187 metres south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone. The drill holes were designed to intersect mineralization reported in historical trench results, 150 metres across strike from the 106-16 vein, the southernmost vein of the Curraghinalt gold resource. As announced April 12, drill holes CT-27 and CT-28 confirmed the presence of five new parallel veins hosting gold mineralization, three more than identified by the trenching program. The veins remain open along strike and down dip. Vein 5 is likely the Bend Vein, which was recorded as 18.17 g/t gold over a 1.03-metre length in historical hole 106-59. CT-28, located 60 metres east of 106-59 recorded 17.56 g/t gold over 1.32 metres.

Resource Estimate

In January 2005, an independent updated gold resource estimate of Curraghinalt was completed by John Tully & Associates and a summary of the results of the technical report, prepared in accordance with NI 43-101 standards, was announced on January 28, 2005. The resource estimate used data from Tournigan's large pre-existing database, including 211 historic diamond drill holes, as well as 19 in-fill diamond drill holes completed by Tournigan, and incorporated a detailed review of the mineralized vein system with the primary focus on structural analysis. This level of structural analysis had not been previously conducted on the deposit and enables a much higher level of understanding of the deposit.

The resource calculation focuses exclusively on the shallow zones (depth to approximately 160 metres below surface) that had been comprehensively drill-tested. Less than half of the 1.9 kilometre strike length of the Curraghinalt vein system currently identified was included in this estimate. In addition, results from Tournigan's deep diamond drill hole CT-26 were not included in the estimate (see press release of October 13, 2004). Future exploration will target these extensions along strike and to depth.

Curraghinalt Inferred Resource Estimate

Cut-off	Minimum width	Tonnes	Grade	Contained Ounces Gold
6.0 g/t	1.0 metres	527,700	15.45 g/t	262,000

The resource estimate includes recommendations for additional drilling to increase tonnage and additional underground development to upgrade the classification of the resources. John V. Tully, P.Geo, Tournigan's independent Qualified Person and author of the technical report states that detailed drilling and underground development has delineated the 800-metre strike length of the veins that make up the 262,000-ounce Curraghinalt resource. Directly to the east, an additional 800 metres of strike extension of the Curraghinalt resource veins has been identified by wide-spaced diamond drill holes and trench sampling.

As a result of the technical review and recommendations, a two-phase program was designed by Mr. Tully and James Walchuck, Tournigan's VP Mining at that time and current President and COO, to extend the existing underground development in order to upgrade the resources to Measured and Indicated categories, as well as to develop valuable information on ground conditions in and around the veins, and data on mining dilution and mining methods.

Development program

Tournigan believes the Curraghinalt high-grade deposit has potential for growth and has formulated a detailed development schedule for the project. The Company's focus at Curraghinalt is to advance the project through all the requisite steps for permitting, building, and operating an underground gold mine, subject to completion and acceptance of satisfactory pre-feasibility and feasibility studies. The permit approvals will include permission for underground development and bulk-sampling to upgrade the current resource. In January 2005, Tournigan reached an agreement in principle (AIP) with the Police Service of Northern Ireland regarding the use of commercially-proven, cost-effective modern blasting technology at Curraghinalt. The AIP will permit the Company to use this new technology, both in respect of its present exploration activities and any future mining activities that may be undertaken at Curraghinalt.

The five-stage development plan sets out the remaining milestones to be achieved for gold production to begin at Curraghinalt (see news release of May 9, 2005). The plan will be advanced through the following five stages: 1) Underground Development, 2) Environmental Studies, 3) Socio-Economic Development, 4) Feasibility Studies and 5) Construction and Production.

On June 29, Tournigan announced that the design for the underground development work at Curraghinalt has been completed. This phase of exploration is anticipated to upgrade the existing Curraghinalt resource to the Measured and Indicated categories. Prior to initiating the exploration development, the Company plans an in-fill diamond drill program on the East Extension target which is anticipated to outline an Inferred resource. The underground development work will also provide data for the upgrading of this potential East Extension target to the Measured, Indicated and Inferred resource categories. The East Extension target is defined by twelve deep historic diamond drill holes, two fences of shallow historic drill holes, nine historic exploration trenches, and four deep test diamond drill holes along an approximately 800-metre trend of the vein system. Three-dimensional drawings of the mine design are available on the Tournigan website at www.tournigan.com.

The development includes a decline starting from the existing adit at the 5,170-metre level and ramping down to the 5,130-metre level, with drifts (tunnels) advanced along four of the Curraghinalt resource veins. As part of feasibility work for Curraghinalt, material from the veins will be sampled and assayed for the resource database as well as used for additional metallurgical studies.. Permits will be sought after Tournigan receives the design of necessary surface infrastructure from the contractor. Initial indications are that this stage of the permitting process should be completed in 3 to 5 months.

Other Areas

Tournigan expects approval in the near future of five applications for additional exploration licenses in Northern Ireland, in County Tyrone, County Derry and County Antrim, which cover 1,056 square kilometres of Dalradian-group rocks similar to those at Curraghinalt.

Tournigan has also been granted 15 exploration licenses totalling 620 square kilometres of Dalradian stratigraphy in Donegal, Republic of Ireland believed prospective for Curraghinalt-type gold veins.

Financial

At Curraghinalt during the third quarter, $230,422 in exploration costs was incurred (2004 - $342,796), and in the nine-month period, $1,256,114 was incurred in 2005 exploration compared to $1,186,676 for the same period last year. The primary reason for the reduced 2005 third quarter costs compared to 2004 is the change in focus from drilling and associated costs, to data compilation and permitting work. While drilling and assay expenses were $280,424 higher in the 2004 nine-month period, the Company's preliminary data compilation and permitting work in anticipation of pre-feasibility studies was higher in 2005. Data compilation and permitting work expenses are expected to continue to incur at this rate. Consulting fees and salaries were higher in 2005 due to the increased personnel and management necessary in Northern Ireland as the project develops.

Uranium Portfolio in Wyoming, USA

Acquisition Terms

On June 16, 2005, the Company announced an agreement to acquire up to a 100% interest in a portfolio of uranium mining claims in Wyoming, USA from Sweetwater River Resources LLC ("Sweetwater"). The agreement with Sweetwater will be replaced by a definitive option agreement, the terms of which involve Tournigan earning an 85% interest in the portfolio by making an initial payment of US$50,000, funding an initial US$90,000 exploration and acquisition program (which includes any additional claims acquired in the United States), issuing 200,000 common shares of Tournigan to Sweetwater, and making anniversary payments of US$25,000, US$50,000 and US$50,000 at the end of years 1, 2 and 3, respectively. The Company would then have the right to purchase Sweetwater's remaining 15% in exchange for common shares of Tournigan, based on an independent valuation. The signing of the definitive option agreement is subject to a maximum 30-day period of due diligence by Tournigan, as well as Board and regulatory approvals.

Property Description

The portfolio consists of 243 claims within 6 groups of federal lode claims totalling 19.7 square kilometres within the Shirley Basin, Great Divide Basin, and Green River Basin Uranium Districts in Wyoming, USA. A total of 5 of the 6 claim groups host drill-documented uranium mineralization, including 2 reported historical resource estimates. The Shirley Basin was the site of significant historic production, with 4 uranium mines in operation from 1960 to 1980, and remains highly prospective for discovery of new uranium deposits. The Great Divide Basin hosts one former producing uranium mining operation and more importantly, was the focus of several large exploration programs at the end of the last uranium boom. The Sweetwater claims in the Green River Basin include key portions of a zone 21 kilometres long, which itself is part of a reported 35-kilometre prospective roll-front type trend of uranium mineralization. Tournigan intends to seek additional uranium mining claims in the western United States, while initiating work programs and acquiring detailed data on the existing land positions.

Brehov Gold/VMS Project, Slovak Republic

Acquisition Terms
In March 2005, Tournigan announced a joint venture with GEO-TECHNIC-Consulting spol. s.r.o. ("GTC") of Slovakia, on the Brehov Gold Project, consisting of a 1.8-square-kilometre license under joint venture and an adjoining 68-square-kilometre exploration license wholly owned by Tournigan. The acquisition terms include payment of $5,000 to GTC for reimbursement of its historical expenses, the issuance of 50,000 common shares of Tournigan, and a first year exploration program of $25,000, to earn 35%. In the second year, Tournigan can earn another 35% by paying $25,000 to GTC and spending $50,000 on exploration. After earning 70%, Tournigan may purchase the remaining 30% by payment to GTC of cash or shares totalling $50,000 and the granting of a 2% royalty to GTC. This royalty may be purchased for $50,000 and the issuance of 50,000 common shares of Tournigan.

Project Description
The Brehov joint venture and exploration licenses are located in Eastern Slovakia and cover known precious-metal-rich Volcanic Hosted Massive Sulphide ("VMS") mineral occurrences which were formed as part of the Tertiary aged Carpathian volcanic arc system. The licenses carry a considerable database of prior work, including 40 diamond drill holes totalling 17,364 metres, completed by the Slovak Geological Survey (SGS).

Brehov is believed to represent Kuroko-type VMS precious- and base- metal mineralization. These types of systems are characterized by precious-metal-rich, zinc-lead-copper mineralization hosted in rhyolitic submarine volcanic rocks.

Current Exploration
Drilling of 11 close-spaced shallow confirmation drill holes along 3 drill-fences totalling 210 metres was completed at Brehov during the 3rd quarter of 2005 and announced in June 2005. All of the drilling was carried out within the joint venture license. The purpose of the program was to test and verify grade and style of precious- and base-metal mineralization reported historically by the SGS. Highlights of the program confirmed:

• successful testing of small area with multiple gold anomalies within SGS trench results
• an intercept of 2.5 metres grading 5.8% zinc, 2.4% lead and 9.4 g/t silver
• a 600 by 300-metre mineralized zone within an 8 by 6-kilometre caldera structure
• validity of historical data and reinforcement of the Kuroko-type VMS geologic model

Tournigan is continuing to compile historical data over the entire area, including drillhole data, gravity surveys and Induced Polarization (IP) geophysical surveys. Future work proposed for Brehov includes a detailed geophysical survey with follow-up diamond drilling focused at defining the boundaries of mineralization as well as the discovery of thicker, higher-grade VMS mineralization.

Qualified Person and QA/QC
Tournigan's Qualified Person, Dr. Kent Ausburn, PhD, PG, and Vice President of Exploration and Chief Geologist of the Company, has reviewed and approved the technical disclosure contained in this management discussion and analysis.

Tournigan has a Quality Assurance/Quality Control (QA/QC) protocol in place for its ongoing drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures. QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory. Tournigan utilizes OMAC Laboratories Limited in Ireland for all its analytical work.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company's financial operations. For more detailed information, refer to the consolidated financial statements.

Summary of Quarterly Results

	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2004	Three Months Ended August 31, 2004
Total assets	$12,350,754	$12,990,758	$ 10,275,039	$ 10,392,855
Mineral property interests and deferred exploration costs	8,780,380	8,191,181	7,264,910	6,074,141
Working capital (deficiency)	2,772,113	3,835,600	2,005,277	3,255,080
Shareholders' equity	11,912,263	12,374,270	9,650,940	9,671,799
Revenues	-	-	-	-
Net income (loss)	(485,497)	(730,120)	(585,963)	(466,419)
Earnings (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

	Three Months Ended May 31, 2004	Three Months Ended February 29, 2004	Three Months Ended November 30, 2003	Three Months Ended August 31, 2003
Total assets	$ 9,650,789	$ 3,093,230	$ 2,993,933	$ 1,664,933
Mineral property interests and deferred exploration costs	4,714,539	2,426,789	2,028,081	1,339,099
Working capital (deficiency)	4,559,880	(1,173)	261,718	(1,111,954)
Shareholders' equity (deficiency)	9,333,974	2,456,108	2,318,311	255,086
Revenues	-	-	-	-
Net income (loss)	(584,566)	(743,664)	(524,370)	(729,096)
Earnings (loss) per share	(0.02)	(0.03)	(0.02)	(0.08)

Financial
During the three months ended May 31, 2005, the Company incurred a loss of $485,497 compared to a loss of $584,566 in the comparative period in 2004 and a loss of $1,801,580 for the nine month period ended May 31, 2005, compared to a loss of $1,852,600 in the same period of 2004.

Consulting fees and salaries increased in the current quarter and for the nine months to date due to two investor relations contracts that began after May 31, 2004 and the addition of a corporate secretary. Consulting fees and salaries in the quarter of $230,039 includes: related party fees of $78,000, directors' and chairman's fees of $22,500, investor relations fees of $55,634, other consulting fees of $43,584, and salaries of $30,321. Travel costs during the current quarter are down compared to the same period in 2004 due to timing differences in trips with financial groups and to company sites; on a year- to-date comparison basis, they remain relatively consistent. Legal and professional fees include legal costs of $155,129 and accounting and audit fees of $52,972 for the nine month period; in total, these were $56,807 higher than 2004 due to work in 2005 on increasing market access.

Communications expenses of $38,405 in the third quarter have increased by $23,141 over 2004 due to increased long distance telephone charges while traveling. Printing costs year-to-date are higher in 2005 compared to 2004 due to publication of corporate reports and an increase of public relations materials delivered to a larger mailing list. The general office, postage and courier costs for the nine month periods are higher by $56,127 over 2004 due to additional staffing and the office overhead costs required.

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents' warrants issued, as determined by the Black-Scholes pricing model. During the three-month period ended May 31, 2005, 100,000 stock options were granted resulting in an expense of $8,700 for stock-based compensation and no agents' warrants were issued or exercised. In the year-to-date period, the Company recognized a net of $252,900 as a stock-based compensation expense for stock options granted, and warrants exercised, and this amount was credited to contributed surplus. For the nine-month period ending May 31,

2004, $581,500 of stock-based compensation was recorded, which reflects a net of 2,120,000 options and 9,046,233 warrants granted in the 2004 period.

Deferred mineral exploration expenditures totalled $589,199 in the three months ended May 31, 2005 compared to $2,287,750 in the same period in 2004; the amount for 2004 included the Curraghinalt property acquisition agreement recorded at a cost of $1,800,701 and licenses in Ireland at a cost of $16,380. Excluding acquisition costs, mineral exploration expenses were $2,691,549 in the nine-month period of 2005 while $1,558,779 was recorded in the same period in 2004. The main reason for this increase is due to an increase of $1,074,540 in drilling programs in Kremnica north and south. Overall operations on the Company's properties have generally expanded over last year with the drilling programs at the Kremnica properties.

Investor Relations
Investor relation activities are managed primarily by the CEO, Damien Reynolds. The investor relations team also includes The Windward Agency, retained to provide targeted investor relations activities in North America at a rate of US$4,000 per month, and B.I.G. Communications Inc. of Frankfurt, Germany at a rate of $5,000 per month. In the year-to-date period, $120,766 in promotion and investor relations expenses were incurred compared to $114,104 in the same period last year.

Liquidity
At May 31, 2005, the Company had working capital of $2,772,113 and a cumulative deficit of $33,309,944. The cash and short term investment component of working capital as at the end of this quarter was $2,827,153. The Company feels that its working capital is sufficient to carry out its recommended exploration work programs and fund corporate overhead at least until December 2005. The Company has budgeted current funds for programs to continue to advance the Kremnica and Curraghinalt gold projects, and is investigating certain other exploration projects.

Cash Flow
During the nine months to May 31, 2005, the Company issued shares to raise $3,789,144 in financing; these funds were primarily used to reduce current payables by $268,937, to fund mineral property expenditures of $2,721,029, and to fund operations. During the quarter ending May 31, 2005, the Company did not raise additional cash and used prior financings to fund its exploration programs. In the prior year nine month period, $10,195,863 was raised through the issue of shares and this was primarily used for mineral property expenditures of $3,375,860 and to reduce current payables by $501,032; the balance of the funds was designated for future exploration programs.

Additional financings would be required to conduct further development work on the projects and to place any project (if feasible) into production. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

Capital Resources
To date, the Company's ongoing operations have been predominantly financed by private placements and the exercise of warrants or stock options. In the nine month period to May 31, 2005, the Company issued 6,550,415 shares on the exercise of warrants and stock options, for proceeds of $1,895,353, and a further 494,445 stock options were exercised after May 31, 2005 for proceeds of $137,500; in addition, 125,000 warrants were exercised after May 31, 2005 for proceeds of $33,750. During the three months ended May 31, 2005, no shares were issued.

Share Data
As at July 25, 2005, the Company has 62,782,513 issued and outstanding common shares. There are 6,764,604 warrants outstanding with exercise prices ranging from $0.70 to $1.00 and with expiry dates ranging from November 11, 2005 to November 14, 2005. There are also 4,835,555 stock options outstanding as at this date, with exercise prices ranging from $0.25 to $0.50 and expiry dates ranging from May 21, 2008 to February 16, 2010.

Off Balance Sheet Transactions
During the period the Company did not enter into any new off balance sheet transactions. Existing transactions include an office lease, certain exploration commitments and a contingent commitment to issue 5,000,000 common shares if the Company initiates construction of a mine in Northern Ireland. These items are disclosed in the annual consolidated financial statements.

Transactions with Related Parties
Transactions with related parties occurred in the normal course of operations. The following related party transactions have been recorded:

(a) incurred consulting fees to related parties in the three months ended May 31, 2005 of $160,500 ($291,500 in the year-to-date period), comprised of:

     i.   total directors' fees of $15,000 ($45,000 in the nine month period ended May 31, 2005);

     ii.   fees to the Chairman of $7,500 ($22,500 in the nine month period);

     iii.   fees of $48,000 ($74,000 in the nine month period) to officers of the Company; and

     iv.   consulting fees of $90,000 ($150,000 in the nine month period) to the CEO; this amount includes a $60,000 bonus to the CEO in the current quarter, with a similar amount paid in the three-month period to May 31, 2004.

(b)   amounts due from companies related by common officers or directors in the amount of $44,979 as at May 31, 2005. During the nine month period, the Company recovered expense reimbursements of $122,374 from these companies.

SUBSEQUENT EVENTS

The following events occurred subsequent to the end of the quarter:

(a) On June 7, 2005, the Company announced that it was granted three uranium/molybdenum exploration licenses in eastern Slovakia, that include the Jahodna, Svabovce, Spissky Stiavnik and Novoveska Huta properties. Two of the licenses have a history of past production but they have not been verified to the resources classifications according to National Instrument 43-101 standards. The acquisition cost for all the licenses was $12,000.

(b) On June 9, 2005, the Company granted 375,000 stock options to employees of the Company. The options have an exercise price of $0.40 and expire on June 9, 2010.

(c) On June 16, 2005, the Company announced an agreement to acquire up to a 100% interest in a portfolio of uranium mining claims comprised of three exploration licenses in Wyoming, USA from Sweetwater River Resources LLC ("Sweetwater"). The agreement with Sweetwater will be replaced by a definitive option agreement, the terms of which involve Tournigan earning an 85% interest in the portfolio by making an initial payment of US$50,000, funding an initial US$90,000 exploration and acquisition program (which includes any additional claims acquired in the United States), issuing 200,000 common shares of the Company to Sweetwater, and making anniversary payments of US$25,000, US$50,000 and US$50,000 at the end of years 1, 2 and 3, respectively. Tournigan would then have the right to purchase Sweetwater's remaining 15% for common shares of the Company, based on an independent valuation. The signing of the definitive option agreement is subject to due diligence by Tournigan, as well as Board and regulatory approvals.

(d) In June and July, 2005, the Company issued a total of 494,445 common shares for the following exercises of stock options: 44,445 shares at $0.45 per share; 50,000 shares at $0.35 per share; and 400,000 shares at $0.25 per share, for total proceeds of $137,500. In addition, the Company issued 125,000 common shares for the exercise of 125,000 share purchase warrants at an exercise price of $0.27 per share.

(e) In June, Yale Simpson resigned from the Board of Directors due to time constraints of his other commitments. Tournigan thanks Mr. Simpson for his contributions to the Company during the last three years.

(f) In June, the Company announced the appointment of Robert Nowell, CGA, as Chief Financial Officer of the Company, replacing Garry Stock who was Interim Chief Financial Officer.

RISKS

The Company is engaged in the exploration for and development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a mineral deposit.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company does not currently own or have any interest in any producing mineral property interest. Annual losses are expected to continue until the Company has an interest in a mineral property that produces revenues. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. The accompanying consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

The forward-looking information in the management's discussion and analysis is based on the conclusions of management. The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to the Company's operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the Company and other factors.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission ("SEC") permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "indicated resource" and "inferred resource" that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-50486. You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.html.

Safe Harbour Statement/Forward Looking Information - This document may contain certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief, future plans, or goals, and are based upon currently available information, and involve inherent risk and uncertainty. Actual results could differ materially from those described in this document as a result of numerous factors, some of which are outside of the control of Tournigan.

CORPORATE OFFICE	Tournigan Gold Corporation Suite 301 - 700 West Pender Street Vancouver, BC Canada V6C 1G8 Tel: +1 604 683-8320 Fax: +1 604 683-8340 E-mail : info@tournigan.com	**DIRECTORS**	Hein Poulus, *QC* [1][2] - Chairman Damien Reynolds Peter Bojtos, *P. Eng* [1] Michael Hopley David Montgomery Ronald Shorr, *CFA* [1][2] Yale Simpson, *BApSc* [2] [1] Member of Audit Committee [2] Member of Compensation Committee
INCORPORATION	Yukon, Canada		
REGISTERED OFFICE	*Campion MacDonald* Suite 200 - 204 Lambert Street Whitehorse, Yukon Canada Y1A 3T2	**OFFICERS**	Damien Reynolds – *CEO* Hein Poulus – *Chairman* James Walchuck – *President and COO* Garry Stock – *Executive Vice President* Kent Ausburn – *Vice President, Exploration* Bob Nowell – *Chief Financial Officer* Nancy La Couvée – *Corporate Secretary*
SOLICITORS	*Stikeman Elliott LLP* Suite 1700 - 666 Burrard Street Vancouver, BC Canada V6C 2X8		
AUDITORS	*Bedford Curry & Co., Chartered Accountants* Suite 1801 - 1281 West Georgia Street Vancouver, BC Canada V6E 3J7	**SHARE CAPITAL**	Authorized – unlimited common shares Issued – 62,157,068 common shares
		CUSIP #	891565 10 3
TRANSFER AGENT	*Computershare Trust Company of Canada* 3rd Floor - 510 Burrard Street Vancouver, BC Canada V6C 3B9 Tel: Investor Services 1 800 564 6253	**KEY DATES**	Annual General Meeting: February 24, 2005 Financial Year End: August 31, 2005

Trading Symbols

TSX Venture Exchange (Tier 1)	**TVC**
Frankfurt Stock Exchange (WKN 898464)	**TGP**



www.tournigan.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOURNIGAN GOLD CORPORATION
(Registrant)

January 17, 2006	By: /s/ James Walchuck
Date	James Walchuck, President and CEO